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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                             U.S. Diagnostic, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 par value
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                          (Title of class of security)


                                   90328Q108
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                                 (CUSIP number)


                                Robert C. Fanch
                           Fanch Communications, Inc.
                     1873 South Bellaire Street, Suite 1550
                             Denver, Colorado 80222
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 29, 1999
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             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
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                                                               Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Robert C. Fanch Revocable Trust, Robert C. Fanch, Trustee
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

        Not Applicable                                                  (b) [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        PF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                         7.       SOLE VOTING POWER

                                  1,755,300
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,755,300
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,755,300
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        Not Applicable
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.72%
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14.     TYPE OF REPORTING PERSON*

        OO (Revocable Trust)
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.        Title and Class of Securities:

               Common Stock, $.01 par value

               Name of Issuer: U.S. Diagnostic, Inc.

               Address of Issuer's Principal Executive Offices:

               777 South Flagler Drive, Suite 1201 East
               West Palm Beach, FL 33401

Item 2.        Identity and Background:

Item 2(a).     Name of Person Filing:

               The Robert C. Fanch Revocable Trust

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               1873 South Bellaire Street, Suite 1550, Denver, Colorado 80222

Item 2(c).     Chairman and Chief Executive Officer of Fanch
               Communications, Inc.

Item 2(d).     No

Item 2(e).     No

Item 2(f).     Citizenship:

               N/A (Colorado Trust); Trustee is US citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01

Item 2(e).     CUSIP Number:

               90832Q108

Item 3.        Source and Amount of Funds:

               Personal Funds

               $3,211,000

Item 4.        Purpose of Transaction.

               Investment Only. No Plans.

               (a) Not Applicable

               (b) Not Applicable

               (c) Not Applicable

               (d) Not Applicable

               (e) Not Applicable

               (f) Not Applicable

               (g) Not Applicable

               (h) Not Applicable

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2000
_________________________________
Date


/s/ Robert C. Fanch
_________________________________
Signature


Robert C. Fanch/Trustee
_________________________________
Name/Title